SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRETH AND TWENTIETH ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio n° 800, Curitiba, Paraná state. 2. DATE AND TIME: March 14, 2008, 2:30 p.m. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND RESOLUTIONS:

I. receive and analyze the Annual Report from the Audit Committee;

II. approval of the Report from Management, Balance Statement and other Financial Statements, Management's Proposal for the Destination of Net Income in fiscal year 2007, including the distribution of Interest on Own Equity – substituting a portion of the dividends – and the Profit-Sharing Scheme, all pertaining to fiscal year 2007, and the consequent submittal of these documents to the Annual Shareholders Meeting and the convening of said meeting for April 17, 2008, as well as of the operation involving the payment of Interest on Equity by the Wholly Owned Subsidiaries to the Holding Company; approval also of the studies and the expectation of generation of a positive calculation base large enough to use the recognized tax credits, in accordance with CVM Instruction 371/2002;

III. approval of the continuation of the efforts to liquidate Centro Tecnológico Industrial do Sudoeste Paranaense, with the subsequent transfer of all of liabilities (with assets) to Lactec – Instituto de Tecnologia para o Desenvolvimento in conformance with the presented legal opinion;

IV. approval, by majority vote, of the advancement for future capital increase by Copel of Copel Participações S.A. for the acquisition of the interest held by Sanedo Ltda. in Dominó Holdings, as well as the resolution that any similar solutions adopted on a regular basis to balance the cash position be the object of a quarterly report, and that they be submitted to the Board of Directors when they involve important investments;

V. 1. approval of the appointment of the representatives of Copel Participações S.A. and of Copel Geração S.A. at Centrais Eólicas do Paraná Ltda. - CEOPAR, to adapt to the company’s new status: a) for Copel Participações S.A., of Mr. Dario Jackson Schultz, as chief manager, and of Mr. Mário César do Nascimento as his alternative, replacing Mr. Wolmer Roque Zanin; and b) for Copel Geração e Transmissão S.A., of Mr. Romano Francisco Laslowski and Mr. Faisal Ali Kasem, as chief manager and alternate, respectively; 2. approval of the appointment of Copel's representatives on the board of Dominó Holdings S.A.: a) of Mr. Stênio Sales Jacob as Chairman of the Board of Directors and of Mr. César Eduardo Ziliotto as his alternate; b) of Mr. Paulo Roberto Trompczynski as board member and of Mr. Robson Luiz Rossetin as his alternate; and c) of Mr. Stênio Sales Jacob as Chief Operating Officer; and 3. approval of the reappointment and appointment of Copel’s representatives on the boards of companies that maintain partnerships with the subsidiary Copel Participações S.A.: a) Companhia Paranaense de Gás – Compagás – reappoint Ms. Ruth Helena Riboski and Mr. Marco Antonio de Oliveira as member and alternate member of the Fiscal Council, respectively. b) Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. – reappoint Mr. Carlos Eduardo Felski and Mr. Marcelo Coser as member and alternate member of the Fiscal Council, respectively. c) Centrais Elétricas do Rio Jordão S.A. – ELEJOR – reappoint Mr. Luiz Fernando Delazzari, Mr. Luiz Antonio Rossafa, Mr. Sérgio Luiz Lamy and Mr. Franklin Kelly Miguel as members of the Board of Directors, and appoint Mr. Vlademir Santo Daleffe, Mr. Irineu Beltrami, Mr. Luiz Roberto Morgenstern Ferreira and Mr. Sivonei Hass as their respective alternates; reappoint Mr. Arnaldo José Luquetta as a member of the Fiscal Council and appoint Ms. Ruth Helena Riboski as his alternate;

VI. Approval of the Company’s Internal Audit planning; and

VII. Receipt of the questionnaire required to prepare the 20-F Report to be answered individually by all board members by April 25, 2008.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Secretary. JORGE MICHEL LEPELTIER; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NELSON FONTES SIFFERT FILHO; NILDO ROSSATO; and ROGÉRIO DE PAULA QUADROS.

The full text of the minutes of the 120th Ordinary Meeting of the Board of Directors of Copel was recorded in Book No. 06 registered at the Commercial Registry of the State of Paraná under no. 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.